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SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

18005023

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46896

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 SW 5th Ave, Suite 2100
(No. and Street)

Portland	OR	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KELLY COWING (503)-416-4664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, James Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phillips and Company Securities, Inc., as of February 27, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

OFFICIAL SEAL
HEATHER LYNN BOYCE
NOTARY PUBLIC - OREGON
COMMISSION NO. 929828
MY COMMISSION EXPIRES JUNE 26, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of Phillips and Company Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Phillips and Company Securities, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Seattle, Washington
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	218,797
Commissions receivable – clearing broker		16,894
Employee and officer receivables		1,611
Deposit with clearing broker, restricted		50,000
Total assets	$	287,302
LIABILITIES		
Accounts payable	$	55,763
Payable to related party		65,433
Accrued compensation		22,402
Total liabilities		143,598
COMMITMENTS AND CONTINGENCIES (Note 3)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 1,000,000 shares authorized, 200 shares issued and outstanding		50,000
Additional contributed capital		383,603
Accumulated deficit		(289,899)
Total stockholder's equity		143,704
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	287,302

See accompanying notes

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF INCOME
PERIOD FROM JANUARY 1, 2017 THROUGH DECEMBER 31, 2017

REVENUES	
Commissions	$ 388,080
Other revenues	126,256
Total revenues	514,336
EXPENSES	
Compensation and benefits	354,911
Occupancy and equipment costs	34,613
Clearing and floor brokerage charges	33,823
Legal and professional	29,567
Licenses and subscriptions	22,304
Insurance	10,821
News and quotes service	5,244
Communications	2,548
Postage and printing	1,360
Other operating expenses	4,134
Total expenses	499,325
NET INCOME	$ 15,011

See accompanying notes

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CASH FLOWS
PERIOD FROM JANUARY 1, 2017 THROUGH DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	15,011
Adjustments to reconcile net income to net cash from operating activities:		
Change in cash and cash equivalents due to changes in certain assets and liabilities:		
Commissions receivable – clearing brokers		(8,440)
Employee and officer receivables		11,933
Change in related party receivable/payable		(42,451)
Prepaid expenses and other assets		959
Accounts payable		(6,979)
Accrued compensation		(146)
Net cash from operating activities		(30,113)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(30,113)
CASH AND CASH EQUIVALENTS, beginning of year		248,910
CASH AND CASH EQUIVALENTS, end of year	$	218,797

See accompanying notes

PHILLIPS & COMPANY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Summary of Significant Accounting Policies

Organization – Phillips & Company Securities, Inc. (the Company) is an Oregon Corporation operating as a registered broker-dealer in securities and, until October 31, 2011, as a registered investment advisor, with the Securities and Exchange Commission and as a member of the Financial Industry Regulatory Authority (FINRA). The Company is currently engaged primarily in brokerage services and clears all transactions with and for customers on a fully-disclosed basis through Pershing LLC, its clearing broker-dealer. Customers are located throughout the United States. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

On October 31, 2011, pursuant to an Asset Purchase Agreement between the Company, its stockholder, and Phillips and Company Advisors, LLC (Advisors), the Company sold and transferred its interest in all registered investment advisory services to Advisors. As a result of this spin-off of advisory operations, certain assets and liabilities of an equivalent amount were transferred to Advisors and all revenue and expenses related to registered investment advisory services were recognized by Advisors following the effective date of the Asset Purchase Agreement.

The Company and Advisors operate with an Expense Sharing Agreement whereby the Company and Advisors established a mechanism for the sharing of expenses. In accordance with the Expense Sharing Agreement, expenses were shared on the basis of either (a) a percentage specified based on an analysis of time and resources or (b) actual costs. Allocations for the period ending December 31, 2017 were approximately 88% to Advisors and 12% to the Company.

Use of estimates – The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates relate to the realization of receivable accounts and the allocation of expenses pursuant to the Expense Sharing Agreement. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts, and money market funds. For purposes of the statement of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less. The Company occasionally maintains cash balances at banks in excess of federally insured limits.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Commission revenue and expense – Commission revenues and related clearing expenses are recorded on a trade-date basis after securities transactions have occurred. All other transactions are recorded by the accrual method of accounting. Commissions receivable represent amounts due to the Company from the clearing broker. Commissions receivable are recorded net of related expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. On occasion, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

Restricted clearing deposits – The Company is required by its clearing broker to maintain a fixed amount in a clearing account. The Company has granted the clearing broker a security interest in this account. The clearing broker may access the account for any fees the Company owes to the clearing broker but has not paid. Interest earned on the account is paid monthly to the Company. As of December 31, 2017, the Company's restricted clearing deposit account balance was $50,000.

Advertising – Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $97 for the period ended December 31, 2017.

Income taxes – The Company has elected S Corporation status under the Internal Revenue Code. Under this provision, taxable income is generally taxed to the stockholder. The Company files its tax return on a calendar-year basis. While specific taxes still apply to an S Corporation, none of those taxes were applicable during the period ended December 31, 2017. Accordingly, no income tax expense or deferred income taxes are reflected in these financial statements.

The Company follows an accounting principle relating to uncertain tax positions that prescribes a recognition threshold and measurement process in accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. These provisions have had no financial statement impact to the Company as the Company does not have any entity level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for years 2014 and later.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Subsequent event evaluation – Subsequent events are events or transactions that occur after the date of the statement of financial condition, but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition, but arose after that date and before the financial statements are issued.

The Company has evaluated subsequent events through the date the financial statements were available to be issued.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had net capital of $141,526, which was $91,526 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.01 to 1 as of December 31, 2017. Additionally, the Company has agreed to maintain net capital of $100,000 as part of its agreement with its clearing broker. As of December 31, 2017, the Company's excess net capital above the clearing broker's requirements was $41, 526.

Note 3 – Commitments and Contingencies

Operating lease commitments – The Company has entered into non-cancelable leases for office space and equipment. Under the terms of the cost sharing agreement discussed above, the Company's share of future minimum lease payments under non-cancelable operating leases is as follows:

Years ending December 31,	2018	$	23,784
	2019		23,784
	2020		23,784
	2021		23,874
	2022		7,928
		$	103,064

Rent and lease expense for the period ended December 31, 2017 was $25,465.

Legal proceedings – From time to time, the Company may become party to legal proceedings, claims, and regulatory actions which arise in the ordinary course of its business. Although the ultimate resolution of such matters cannot be predicted with certainty, management does not currently believe these matters will have a material impact on the Company.

The Company is obligated to settle transactions with brokers and financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and management does not believe these matters will have a material impact on the Company.

Note 4 – Related Party Transactions

Employee and officer receivables – As of December 31, 2017, the Company held $1,611 in receivables due from various employees and the sole stockholder of the Company. These receivable accounts are unsecured, without interest, and collected over a short term.

Expense Sharing Agreement – The Expense Sharing Agreement with Advisors requires the two companies to reimburse each other for shared expenses based on allocations relating to assets under management or revenues. As a result of this Agreement, the Company owed Advisors $65,433 for expenses paid on its behalf as of December 31, 2017.

Note 5 – Employee Benefit Plan

The Company maintained a defined contribution employee benefit plan (the Plan) qualified under section 401(k) of the Internal Revenue Code. Prior to January 1, 2014, the Company made matching contributions at the sole discretion of its Board of Directors. However, effective as of January 1, 2014, the Plan was amended to adopt employer safe harbor matching and profit sharing contributions. The employer safe harbor matching contribution amount is equal to the sum of 100% of the amount of participant elective deferrals that do not exceed 3% of participant compensation, plus 50% of the amount of participant elective deferrals that exceed 3% of participant compensation, but not to exceed 5% of participant compensation. The Company recognized $8,084 in expenses related to the Plan for the period ended December 31, 2017.

Note 6 – Off-Balance Sheet Credit Risk

The Company introduces all customer transactions in securities traded in U.S. securities markets to another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company.

In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situation.

Note 7 – Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

PHILLIPS & COMPANY SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$ 143,704
Less: Non-allowable assets		
Employee and officer receivables	(1,611)	
Total non-allowable assets		(1,611)
Net capital before haircuts		142,093
Unsecured debits	(567)	
Total haircuts and undue concentrations		(567)
Net Capital		141,526

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital requirement		
6 2/3 percent of net aggregate indebtness	$ 9,573	
Minimum dollar net capital requirement	$ 50,000	
Net capital required (greater of above)		50,000
Excess net capital		$ 91,526
Aggregate indebtedness		$ 143,598
Ratio of aggregate indebtness to net capital		1.01 to 1

There was a difference of $5,116 between net capital comutation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017 (See note 2).

PHILLIPS & COMPANY SECURITIES, INC.

SCHEDULE II - COMPUTATION OF DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3

AS OF DECEMBER 31, 2017

The company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Phillips and Company Securities, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Phillips and Company Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Phillips and Company Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Phillips and Company Securities, Inc. stated that Phillips and Company Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Phillips and Company Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Phillips and Company Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Phillips & Company

Wealth Strategies | Vested

Assertions Regarding Exemption Provisions

We, as members of management of Phillips and Company Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Phillips and Company Securities, Inc.

By:

CCO
(Name and Title)

2/27/2018
(Audit Report Date)

Phillips and Company Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Phillips and Company Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Phillips and Company Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Phillips and Company Securities, Inc. (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Phillips and Company Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 27, 2018

Phillips and Company Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

		Amount
Total assessment	$	660
SIPC-6 general assessment Payment made on July 28, 2017		(514)
SIPC-7 general assessment Payment made on February 23, 2018		(146)
Total assessment balance (overpayment carried forward)	$	-

See Accountant's Report on the SIPC Annual Assessment

Phillips and Company Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2017

Phillips & Company

Wealth Strategies | Vested

February 28, 2018

Securities and Exchange Commissions
Office of Filings and Info Services
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Enclosed are two copies of the audited financial statements for Phillips & Company. This report is pursuant to rule 17a-5(d) of the Securities and Exchange Commission.

If you have any questions regarding this report you may contact me at (503) 224-0858.

Sincerely,

Kelly J. Cowing, CPA
Controller
Phillips & Company